April 1, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler
Ms. Rose Zukin
Mr. Michael Reedich
Ms. Tabatha Akins
Ms. Mary Mast

Re:	Omeros Corporation
Registration Statement on Form S-l
Filed January 9, 2008
File No. 333-148572
Ladies and Gentlemen:
     On behalf of Omeros Corporation (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated February 6, 2008, relating to the Company’s Registration Statement on Form S-1 (File No. 333-148572) filed with the Commission on January 9, 2008.
     The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
FORM S-1
General
1.	Please note that our comments on your request for confidential treatment will be provided under separate cover.

The Company acknowledges the Staff’s comment and will await the Staff’s further response.

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

          The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing pricing-related information. The Company will file that amendment prior to circulating the preliminary prospectus.
3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
          The Company acknowledges the Staff’s comment, and when the Company files a pre-effective amendment that includes the price range, the price range will be bona fide.
4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

The Company acknowledges the Staff’s comment.
5.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.
          The Company does not currently intend to include any graphic, visual, or photographic information in the printed prospectus that is not already included in the Registration Statement. If the Company includes any such additional information, it will provide it to the Staff for comment prior to inclusion in any printed prospectus.
6.	Please revise your filing to use the long form of the acronym “API,” as it appears you have created it for use in the prospectus.
          The Company has revised the Registration Statement to use the long form of the acronym “API” more frequently in response to the Staff’s comment.
Market Data, page i
7.	We note your statement on the bottom of page i, “Market data publications and reports generally indicate that their information has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information.” This implies that you do not have to take responsibility for information from third parties you include in the prospectus. Please remove this language, or expand your disclosure to state that you are responsible for the information found in your prospectus.
          The Company has revised the Registration Statement to remove the language noted in the Staff’s comment.

Prospectus Summary
General
8.	Please expand your Prospectus Summary section briefly to explain how you developed your technology platform and intellectual property.
a.	To the extent that this was developed in-house, please identify the technology.

b.	To the extent the technology may have been developed by affiliates of the company, for example, Dr. Demopulos, you should identify the technology developed and the terms of its transfer to the company.

c.	To the extent the technology and intellectual property were acquired through licensing and collaboration agreements or through acquisitions, please provide additional disclosure briefly identifying the material agreements or transactions, and explain the material terms of these licensing and development agreements or transactions, as well as the rights that were acquired. This disclosure should include any underlying material patents.

d.	To the extent that you provide further disclosure in the Prospectus Summary, please expand your Business Section to include this information if it is not already disclosed.
          The Company respectfully submits that the information requested by the Staff would provide a level of detail that the Company does not believe is warranted for a summary description of the Company. However, the Company has added a new paragraph to the Business section beginning on page 81 of the Registration Statement to address the Staff’s comment. In addition, the Company has added a paragraph to page 111 of the Registration Statement to disclose the technology transfer arrangements with Dr. Demopulos.
Market Opportunity, page 2
9.	We note your disclosure that you commissioned reports from a reimbursement consulting firm. Please provide the name of the consulting firm, and file as an exhibit the written consent of the consulting firm to the use of their name in accordance with Section 7 of the Securities Act of 1933.
          The Company has revised the disclosure on page 2 of the Registration Statement and filed the requested consent as an exhibit to the Registration Statement in response to the Staff’s comment.
Risk Factors
General
10.	Please add a risk factor stating that you do not intend to pay dividends in the foreseeable future. Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

          The Company has added the risk factor to page 29 of the Registration Statement in response to the Staff’s comment.
“If we fail to obtain additional financing, we may be unable to complete . . .”, page 12
11.	To the extent practicable, please quantify the additional funding that you will require in the next 12 months.
          The Company has revised the risk factor beginning on page 12 of the Registration Statement to clarify that the additional capital referenced in the risk factor refers to capital beyond what is raised in the proposed initial public offering. The Company also supplementally advises the Staff that on page 52 of the Registration Statement the Company discloses that it believes its capital requirements for at least the next 24 months will be satisfied by its current capital and the capital that it anticipates receiving in connection with the proposed initial public offering.
12.	Please clarify in your filing whether you have any commitments to obtain any additional funds.
          The Company has revised the risk factor on page 13 of the Registration Statement in response to the Staff’s comment to clarify that it does not have any commitments to obtain additional funds.
13.	We note your disclosure that you may obtain additional financing by issuing debt securities. Please separate this risk factor into two risk factors, with the additional risk factor discussing the negative effects of issuing debt securities on the rights on shareholders and on the ability of the registrant to conduct its business. This additional risk factor should immediately follow the above risk factor.
          The Company has added a new risk factor on page 13 of the Registration Statement in response to the Staff’s comment.
“We rely on third parties to conduct our preclinical research . . .”, page 14
14.	Please identify the third parties on which you rely to conduct a portion of your clinical research, and match the research project to the third party which conducts such research.
          The Company supplementally advises the Staff that, in the ordinary course of the Company’s business, the Company may engage third parties on a limited basis to conduct portions of its preclinical research; however, the Company is not substantially dependent upon any of these third parties for its preclinical research nor do any of these third parties conduct a major portion of the Company’s preclinical research. Accordingly, the Company respectfully submits that it does not believe that the identity of any of these third parties is material to the risks discussed in the risk factor.
          With respect to its clinical research, the Company supplementally advises the Staff that, in the ordinary course of its business, the Company engages clinical sites to conduct its clinical trials: the Company is currently using approximately 40 different clinical sites to conduct clinical trials. The Company is not substantially dependent upon any one of these clinical sites for its clinical trials, nor do any of these clinical sites conduct a major portion of the Company’s clinical trials. Accordingly, the Company respectfully submits that it does not believe that the identity of these third parties is material to the risks discussed in this risk factor.

          The Company has revised the Research and Development section on page 85 of the Registration Statement to provide further disclosure consistent with the Company’s response to Staff comment 14.
15.	We note your disclosure that the unnamed third parties have contractual duties. Please describe the contracts you have with these third parties in the Business Section, and file these agreements as exhibits, or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601 (b)(10) of Regulation S-K.
          The Company supplementally advises the Staff that, as explained in the Company’s response to Staff comment 14, the Company does not believe that it is substantially dependent upon any third party that is conducting preclinical research or clinical trials on the Company’s behalf. The Company engages multiple third parties to conduct its preclinical research and clinical trials, and none of such companies conducts a major portion of the Company’s preclinical research or clinical trials. Accordingly, the Company respectfully submits that these agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
“If we are unable to establish sales and marketing capabilities . . .”, page 14
16.	Please revise the discussion to indicate when you believe you will need to obtain sales and marketing services.
          The Company has revised the risk factor on page 14 of the Registration Statement in response to the Staff’s comment.
“If the contract manufacturers that we rely on experience difficulties . . .”, page 15
17.	Please expand this risk factor to discuss failed inspections, if applicable.
          The Company supplementally advises the Staff that it is not aware of any failed inspections to date.
“Ingredients necessary to manufacture our PharmacoSurgery product candidates . . .”, page 16 and “Our ability to pursue the development and commercialization of product candidates . . .”, page 17
18.	It is not clear if you currently have any agreements with third-party suppliers. If you do not, please clarify that you are referring to potential future agreements. If you currently have agreements with third-party suppliers, they should be described in the Business Section and then filed as exhibits in accordance with Item 601 (b)(1) of Regulation S-K.
          The Company has revised the risk factors on pages 16 and 17 of the Registration Statement in response to the Staff’s comment to clarify that the Company does not have agreements with third-party suppliers.
“We may need licenses for active ingredients from third parties so that we can develop . . .”, page 16
19.	Please clarify your disclosure to discuss whether you intend to use active ingredients in any of your product candidates that are proprietary to one or more third parties. If you do intend to do so, please disclose when you plan to enter into license negotiations. Please further identify the active ingredients that are proprietary, and the products of which they are apart, if any.
          The Company has revised the risk factor on page 17 of the Registration Statement to identify the programs in which the Company currently believes it is likely to use proprietary active ingredients and when any related license negotiations would need to commence. However, the Company supplementally advises the Staff that, because of the uncertainty surrounding preclinical development, at this time the Company is unable to name what proprietary active ingredients it will use in the identified programs.
“We may incur substantial costs as a result of litigation or other proceedings . . .”, page 20
20.	We note your disclosure that you “have conducted searches of third-party patents with respect to [your] OMS103HP, OMS302, OMS201, MASP-2, Chondroprotective, PDE10, GPCR and other CNS programs.” This statement appears to conflict with your disclosure on page 17 discussing a potential conflict with Aarhus Universitet over a patent it holds relating to MASP-2. Please reconcile these apparently inconsistent statements.
          The Company has revised the risk factor on page 21 of the Registration Statement in response to the Staff’s comment to identify the potential conflict with Aarhus Universitet.
“We use hazardous materials in our business and must comply . . .”, page 21
21.	Please expand this risk factor to discuss any contaminations you have experienced, if applicable.
          The Company supplementally advises the Staff that it has not experienced any contaminations to date.
22.	Please disclose whether your contamination expenses are covered by insurance. If they are not, please revise your risk factor to clarify that you do not have insurance to cover contamination expenses.
          The Company has revised the risk factor on page 21 of the Registration Statement in response to the Staff’s comment.
Our management has identified material weaknesses in our internal controls . . .”, page 22
23.	Please disclose whether there were any material weaknesses related to the policies and procedures that:
a.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect your transactions and dispositions of your assets;

b.	provide reasonable assurance that your receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

c.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
          The Company has revised the risk factor beginning on page 23 of the Registration Statement to disclose that none of the material weaknesses related to the matters listed in the three bullet points of the Staff’s comment. The Company supplementally advises the Staff that the Company has updated the risk factor to address the material weaknesses identified and remediated in connection with the Company’s 2007 and 2006 audits.
24.	Please elaborate on your discussion of the steps that you are undertaking to improve your internal controls to describe the specific steps being undertaken to address each of the material weaknesses and significant deficiencies identified by your auditors. More specifically, please disclose the specific improvements you intend to make to your periodic financial statement close process.
          The Company has revised the risk factor beginning on page 22 of the Registration Statement in response to the Staff’s comment.
“If securities or industry analysts do not publish research reports . . .”, page 28
25.	Please remove this risk factor, as it is a risk that is not specific to your business, but applicable to all businesses. Alternatively, revise your discussion to clarify why you believe you may experience consequences that are different or more severe than other types of businesses.
          The Company has removed the risk factor in response to the Staff’s comment.
Special Note Regarding Forward-Looking Statements, page 29
26.	We note your disclosure on page 30 which states, “Given these uncertainties, you should not place undue reliance on these forward-looking statements.” This implies that you do not have to take responsibility for information you include in the prospectus. Please remove this language, or expand your disclosure to state that you are responsible for the information found in your prospectus.
          The Company has revised the Registration Statement to remove the language noted in the Staff’s comment.
Use of Proceeds, page 31
27.	We note your disclosure in the third bullet point on page 31 that states, “approximately $___to fund the clinical development of [your] other PharmacoSurgery product candidates, OMS302 and OMS201.” Please expand this statement to disclose where in the process of developing OMS302 and OMS201 you expect the application of these proceeds will take you.
          The Company has revised the Use of Proceeds section on page 32 of the Registration Statement in response to the Staff’s comment.

Selected Consolidated Financial Data, page 36
28.	Revise your disclosure here to include the pro forma amounts for the consolidated statements of operations and consolidated balance sheet data for December 31, 2006 and September 30, 2007.
          The Company has revised the Selected Consolidated Financial Data on page 37 of the Registration Statement to add pro forma amounts for the consolidated statements of operations and consolidated balance sheet for December 31, 2007.
Management’s Discussion and Analysis of Financial Condition
Overview
Research and Development Expenses, page 39
29.	Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www. sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:
a.	The costs incurred from the inception period to date on the project;

b.	Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the various projects;

c.	The nature and timing of the efforts necessary to complete the project;

d.	The period in which material net cash inflows from significant projects are expected to commence.
          The Company has revised the research and development table on page 40 of the Registration Statement into a format intended to allow investors to better understand these expenses. As explained in the Registration Statement, the Company’s internal resources, employees and infrastructure are not directly tied to any individual research project and are typically deployed across multiple projects. Due to the number of ongoing projects and our ability to utilize resources across several projects, the Company does not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.
          As also discussed in the Registration Statement, at this time, due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of the Company’s preclinical product development programs, the Company is unable to estimate with any certainty the costs it will incur in the continued development of its product candidates for potential commercialization. While the Company has disclosed in the Registration Statement that it does not expect any of its current product candidates to be commercially available before 2010, because of the factors above, the Company is unable to estimate with any certainty when it would recognize any net cash inflows from its projects.
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 32
Common Stock Fair Value, page 43
30.	Please expand your disclosures to include the following:
a.	In all issuances where a contemporaneous valuation by an unrelated valuation specialist was not performed please disclose why management did not select this valuation alternative.
          The Company has updated the disclosure on page 44 of Registration Statement in response to the Staff’s comment to disclose that one of the factors the board of directors relied upon in establishing the exercise price of stock options was a contemporaneous valuation by an unrelated valuation specialist. The Company supplementally advises the Staff that these contemporaneous valuations were used to assist the board of directors in establishing the exercise price of stock options, but were not prepared in accordance with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”); however, for purposes of reassessing the estimated common stock fair value for financial reporting purposes, the Company used valuations that were prepared in accordance with the Practice Aid.
b.	Quantitatively disclose and discuss the significant factors, assumptions and methodologies used in the valuation performed by the board of directors and retrospective valuations performed for each grant date, including how the enterprise value was estimated and changed.
          The Company has updated the disclosure on pages 45 through 47 of the Registration Statement to include factors and assumptions used in the methodologies used by the board of directors to estimate the fair market values, including how the enterprise value was estimated and changed over time.
c.	Quantitatively disclose how in applying each valuation methodology, you considered factors listed on page 43 through 45, such as the results of operations and financial position, continued advancement in the development programs, filing of an IND, and the probability of a liquidity event. Include a quantitative discussion of the probability-weighted present value of expected investment returns, considering each of the possible outcomes available as discussed on page 44.
          The Company has updated the disclosure in response to the Staff’s comment on pages 46 through 47 of the Registration Statement to provide a quantitative discussion of the probabilities assigned to each of the possible outcomes, and how the listed factors impacted the relative probabilities.
d.	Please disclose and tell us why the estimated per share fair value of the common stock between December 2006 and September 2007 was significantly less than the fair value of the Series E preferred stock issued in February 2007. Expand on the specific rights and privileges obtained the preferred stock holders that would substantiate the significant difference in the values. We note that the Series E preferred stock is convertible on a 1:1 basis.
          The Company has updated the disclosure in response to the Staff’s comment on page 45 of the Registration Statement to disclose that the preferred stock has rights that are senior to the rights of the common stock.
e.	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.
          The Company acknowledges the Staff’s comment and will update the Registration Statement as requested by Staff once the Company can reasonably estimate the IPO price.
f.	Your disclosure should also include any options granted up to the date of filing the amendment.
          The Company has updated this table in response to the Staff’s comment through January 2008. The Company supplementally advises the Staff that it granted an option on March 19, 2008 to purchase 1,200 shares of Common Stock with an exercise price of $6.32 per share, the fair market value as determined by our board of directors on the date of grant, that is not included in the Registration Statement. The Company supplementally advises the Staff that it will include this option grant in the Registration Statement after it has finalized its estimate of the fair value of its common stock for financial statement purposes as of March 31, 2008.
Contractual Obligations and Commitments, page 51
31.	We note that your table summarizing your contractual obligations and commitments is dated December 31, 2006. Please disclose your contractual obligations and commitments as of December 31, 2007, as required by Item 303 (a)(5)(i) of Regulation S-K.
          The Company has updated the table on page 53 of the Registration Statement in response to the Staff’s comment.
Business
General
32.	In this section, you describe a report of The Reimbursement Group (“TRG”) which found that your products will be favorably reimbursed both to surgical facilities and to surgeons. Please disclose whether TRG received reimbursement from you in preparing this report. If so, please disclose, when you refer to this report in this section, that the company hired TRG to prepare this report, and further disclose how much you paid.
          The Company respectfully submits that it discloses on pages i, 2, 56, 61, 67 and 70 of the Registration Statement that the Company commissioned the reports prepared by The Reimbursement

Group. The Company further respectfully submits that the price paid by the Company for the reports is confidential information of The Reimbursement Group and the Company, and the current disclosure that the Company commissioned the reports provides readers sufficient information to weigh the conclusions drawn by the Company from the reports.
33.	We note your disclosure that you acquired Nura, Inc. on August 11, 2006. Please describe in this section the material terms of the acquisition.
          The Company has revised the Registration Statement on page 58 in response to the Staff’s comment to disclose the material terms of the acquisition.
Strategy, page 57
34.	Please clarify that you do not have any partnerships with third parties regarding the commercialization of any future product or products. Please also clarify whether any of your personnel has had experience commercializing technologies and products similar to those you hope to develop.
          The Company has revised the Registration Statement on page 59 to clarify that it does not have any partnerships with third parties regarding the commercialization of any future product candidates. In addition, the Company has revised the Registration Statement on page 60 to disclose that its personnel has had experience developing and commercializing drug products.
35.	We note your statement, “[We] have built multiple development programs targeting large markets.” Please expand your disclosure in this section to briefly describe your pipeline of preclinical development programs, and how combining the preclinical development programs with your PharmacoSurgery product candidates will mitigate risk to your business.
          The Company has revised the Registration Statement on page 59 in response to the Staff’s comment. As described on page 59, the Company believes that its business model mitigates risk by diversifying the Company’s overall preclinical, clinical and commercial risks through a combination of its PharmacoSurgery product candidates, which are comprised of active pharmaceutical ingredients with well-known safety profiles that are already contained in generic drugs marketed in the United States, with a deep and diverse pipeline of preclinical research programs that target large and distinct markets.
36.	We note your disclosure on page 60 stating, “Should the results of the first trial indicate that one or more changes in trial design are appropriate, we intend to modify our trial design accordingly and conduct two pivotal trials in parallel.” Please expand your disclosure and clarify how you expect to accomplish this. Your discussion should explain your current facility, financial, and labor capabilities.
          The Company has revised the Registration Statement beginning on page 62 in response to the Staff’s comment. The Company supplementally advises the Staff that, because the design of the two pivotal trials depends upon the outcome of the current trial, the Company is unable at this time to specify how it will conduct these two additional trials. As explained in the revisions, the Company may engage a contract research organization to conduct these two trials or conduct these trials with the Company’s internal staff.

Inflammation Programs, page 58
37.	On page 60 of your filing, you state that you are conducting two Phase 3 clinical programs evaluating the efficacy and safety of OMS103HP. Please expand your disclosure to state when you anticipate completing these trials, and disclose when you plan to submit an NDA to the FDA.
          The Company has revised the Registration Statement on pages 62 and 63 in response to the Staff’s comment.
38.	On page 63 of your filing, you state that you have nine pending patent applications in key foreign markets that cover OMS103HP. Please expand your disclosure to name these key foreign markets.
          The Company has revised the Registration Statement on page 66 in response to the Staff’s comment.
39.	On page 66 of your filing, you state that you have six pending patent applications in key foreign markets that cover OMS302. Please expand your disclosure to name these key foreign markets.
          The Company has revised the Registration Statement on page 69 in response to the Staff’s comment.
40.	On page 68 of your filing, you state that you are conducting a Phase 1 clinical trial evaluating the safety and systemic absorption of OMS201. Please expand your disclosure to state when you anticipate completing this trial.
          The Company has revised the Registration Statement on page 71 in response to the Staff’s comment.
41.	On page 68 of your filing, you state that you have fifteen pending patent applications in key foreign markets that cover OMS201. Please expand your disclosure to name these key foreign markets.
          The Company has revised the Registration Statement beginning on page 71 in response to the Staff’s comment.
42.	On page 69 of your filing, you state that you hold worldwide exclusive licenses to rights related to MASP-2, the antibodies targeting MASP-2 and the therapeutic applications for those antibodies. Please provide further disclosure of the licensing agreements, including aggregate payments made to date, aggregate potential payments, including milestone payments, duration and termination provisions, and any other material terms.
          The Company has revised the Registration Statement on page 73 in response to the Staff’s comment. The Company supplementally advises the Staff that it did not disclose the amounts the Company has paid to the institutions to date nor the royalty rates as that information is subject to a confidential treatment request and constitutes proprietary trade secrets and confidential financial and commercial information of the Company and the respective institutions, and the Company believes that the revised disclosure provides investors with a description of the material terms of the agreement and further details about the agreements are not necessary for the protection of investors.
43.	On page 70 of your filing, you state that you are conducting in vitro and in vivo preclinical studies to evaluate API combinations of cartilage breakdown inhibitors and cartilage synthesis promoters. Please expand your disclosure to state when you began studies and when you expect to select a clinical product candidate.
          The Company has revised the Registration Statement on page 74 of the Registration Statement to disclose when the Company began studies in the Chondroprotective program. The Company supplementally advises the Staff that, because of the risks and uncertainties inherent in a preclinical development program, the Company is unable at this time to disclose with reasonable certainty when it expects to select a clinical candidate from its Chondroprotective program.
44.	On page 71 of your filing, you state that your preclinical development of PDE10 is supported by funds from The Stanley Medical Research Institute. Please expand your disclosure to state whether you have an agreement with The Stanley Medical Research Institute regarding these funds. If so, please describe the material terms of the agreements, including all rights and obligations, milestones, funds forwarded to date, and duration and termination provisions.
          The Company has revised the Registration Statement on page 75 of the Registration Statement in accordance with the Staff’s comment.
45.	Please also disclose when you entered into preclinical development of your PDE10 Program and when you expect to select a clinical product candidate.
          The Company has revised the Registration Statement on page 74 to disclose that it began the PDE10 program in connection with the Company’s acquisition of nura, inc. in 2006 and that the Company expects to select a clinical candidate in 2008.
46.	We note your statement on page 72 that you have filed patent applications relating to your GPCR Program.
a.	Please state the number of patent applications that you have filed relating to this program.

b.	Please further disclose whether you have filed these patent applications in the United States and/or in foreign markets. If you have filed a patent application in a foreign country in which you believe your product will have a significant market, please name the foreign country.

c.	Please also provide this disclosure for your patent applications relating to your other CNS Programs, as described on page 73.
          The Company has revised the Registration Statement on pages 75 and 76 in accordance with the Staff’s comment.

Manufacturing, page 74
47.	We note your disclosure that you utilize both in-house capabilities and outside contract manufacturers to produce sufficient quantities of product candidates for use in preclinical studies.
a.	Please disclose how many contract manufacturers you currently rely on, and if you are substantially dependent on a small number of contract manufacturers, please name them.

b.	Please further disclose whether you have written agreements with any of the contract manufacturers. If you do have written agreements, please describe the material terms of the agreement, including each parties’ rights and obligations under the agreement, all payments made/received to date, all potential payments, duration, termination provisions and all other material terms. Please further file the manufacturing agreement as an exhibit, or provide us with your analysis supporting your determination that it is not a material agreement and therefore not required to be filed pursuant to Item 601 (b)(10) of Regulation S-K.
          The Company supplementally advises the Staff that the contract manufacturers discussed below in the Manufacturing section are the manufacturers that the Company currently relies on. The Company has revised the introduction of the Manufacturing section of the Registration Statement to clarify what manufacturing processes the Company and its contract manufacturers perform. The Company has further revised the Manufacturing section to disclose the material terms of its agreements with those contract manufacturers as requested by Staff comment 48.
          In addition, the Company supplementally advises the Staff that it has filed all of its manufacturing agreements as exhibits to the Registration Statement, with the exception of its agreements with Catalent Pharma Solutions, Inc. As disclosed in the Registration Statement, Catalent has already manufactured all of the Company’s clinical supply needs of OMS103HP, and the Company and Catalent have no further obligations under the manufacturing agreements other than the completion of stability studies. In addition, the Company enters into manufacturing agreements in the ordinary course of its business, and because Catalent and the Company have already performed substantially all of their obligations under their manufacturing agreements, the Company is not dependent upon its agreements with Catalent.
48.	We note that you have entered into manufacturing agreements with Catalent Pharma Solutions, Inc., Hospira Worldwide, Inc., and Althea Technologies, Inc. Please expand your disclosure in this section to describe the material terms of each agreement, including each party’s rights and obligations under the agreement, all payments made/received to date, all potential payments, duration, termination provisions and all other material terms.
          The Company has revised the Manufacturing section in response to the Staff’s comment. The Company supplementally advises the Staff that it did not disclose information about the contracts that is subject to the Company’s confidential treatment request, such as pricing information and minimum supply and purchase commitments, as such information constitutes proprietary trade secrets and confidential financial and commercial information of the Company and the respective manufacturers.

49.	Please identify the three suppliers of the three APIs used in OMS103HP. Please disclose when you intend to enter into commercial agreements with these suppliers.
          The Company respectfully submits that the suppliers’ identities are confidential information of the Company that, if disclosed, could harm the Company’s ability to enter into long term commercial supply agreements. In addition, because the Company and the suppliers it has used in the past have no ongoing contractual obligations, the Company does not believe that their identities are material to investors. The Company supplementally advises the Staff, that if the Company enters into supply agreements with these suppliers, the Company intends to disclose their identities and file the supply agreements if it deems them as material agreements.
Intellectual Property, page 76
50.	We note your disclosure on page 77 that you have seven pending patent applications in key foreign markets related to your MASP-2 program. Please identify these key foreign markets in your filing.
          The Company has revised the Registration Statement on page 80 in accordance with the Staff’s comment.
Research and Development, page 80
51.	Please disclose in this subsection the amount spent on research and development expenses for each of the last three completed fiscal years, in accordance with Item 101 (c)(1)(xi) of Regulation S-K.
          The Company has revised the Research and Development section in accordance with the Staff’s comment.
Executive Compensation
Compensation Discussion and Analysis, page 86
52.	In this section, please identify any compensation consultant you used in 2007, and disclose the extent to which the consultant, the compensation committee, and the CEO are involved in setting executive compensation.
          The Company respectfully submits to the Staff that the information requested by the Staff is disclosed on page 92 of the Registration Statement, including a description of the compensation committees’ and the CEO’s involvement in setting executive compensation and the disclosure that the Company did not use a compensation consultant in 2007.
53.	Please expand your disclosure to discuss the extent to which individual and company objectives are used in setting compensation levels regarding the various components of your compensation packages for Dr. Demopulos, Mr. Klein, and Ms. Kelbon. Please further identify these objectives, and discuss the extent to which these objectives were met in 2007 in the case of Dr. Demopulos and Ms. Kelbon.

          The Company has revised the disclosure on page 92 of the Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that the Company, with one exception disclosed in the Registration Statement, has not historically established specific corporate and individual performance objectives in determining executive compensation.
54.	We note your disclosure on page 87 that your compensation committee will “determine whether each element of [your] executive compensation program is competitive with comparable pharmaceutical and biotechnology companies.” It appears that these companies constitute a peer group. Please identify the members of this peer group, and also disclose how your compensation levels are set in relation to the compensation levels of the peer group regarding the various components of your compensation package.
          The Company advises the Staff that, as disclosed on page 92 of the Registration Statement, when setting executive compensation, the Company has considered many factors, including executive compensation surveys of, and public disclosures made by, biotechnology and pharmaceutical companies that are comparable to us based on their size, stage of development and resources. The Company used this information to assist the Company in determining whether its compensation levels were competitive with compensation paid by other companies; however, the Company did not use this information as a benchmark against which to measure its executive officer compensation levels nor did the Company rely on a defined group of companies when it considered the compensation paid by comparable companies. In addition, the comparable companies reviewed varied from period to period and from executive to executive and the Company is unable to provide a list of such companies. Accordingly, the Company respectfully submits that it has not used a peer group in setting executive compensation.
55.	Please discuss why you paid a discretionary cash bonus to Dr. Demopulos in 2007 but did not pay a discretionary cash bonus to Ms. Kelbon.
          The Company has revised the Registration Statement to disclose why the Company did not pay a cash bonus to Ms. Kelbon or Mr. Klein in 2007. The Company respectfully submits that it discloses on page 93 of the registration statement why it paid a discretionary cash bonus to Dr. Demopulos in 2007.
Index to Financial Statements
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit), page F-7
56.	Please tell us why the financing costs for your various convertible preferred stock issuances are included as a component of additional paid-in capital, when the underlying instrument is classified outside of shareholders’ equity.
          The Company respectfully submits that it believes that there is diversity in practice with respect to the initial classification of issuance costs and believes that its election to report the carrying amount of the Company’s convertible preferred stock at its initial fair value at date of issuance is consistent with accepted practice.

          The Company notes that at the July 31, 2003 meeting of the Emerging Issues Task Force, the SEC Observer acknowledges that diversity in practice exists regarding classification of preferred stock issuance costs and that these costs have been included either as a component of preferred stock or additional paid-in capital. The SEC Observer’s comment is referenced in the Subsequent Developments discussion of EITF Topic No. D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.”
Notes to Consolidated Financial Statements, page F-14
Note 2 — Investments, page F-24
57.	Please tell us how you determined that the mortgaged-backed securities qualified as current assets per paragraph 4 and 5 of Chapter 3A of ARB 43. In addition tell us how you determined the fair value of the mortgaged-backed securities.
          The Company supplementally advises the Staff that under paragraph 4 of ARB43 Chapter 3A, the term “current assets” is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Thus the term “current assets” comprehends marketable securities representing the investment of cash available for current operations, including investments in debt and equity securities classified as available-for-sale under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.
          The Company’s mortgage-backed securities are issued by or fully collateralized by the U.S. government or U.S. government-sponsored entities. Due to annual prepayments and the adjustable rate features of these securities, the average maturity is approximately four to six years. Additionally, the adjustable rate feature of these securities is not tied to any auction process or other provisions that may hinder the securities’ liquidity features. Based upon the large trading market for these securities and our prior experience with sales of similar securities prior to the stated maturity dates, we believe these investments are available to fund operations as needed.
          Because the Company uses a one-year time period as its normal operating cycle of the business and these securities may be consumed to fund operations within one-year, the Company has classified these securities as current assets in accordance with paragraph 5 of Chapter 3A of ARB 43.
          To determine the fair market value of its mortgage-backed securities, the Company’s external investment advisor formally prices securities at least monthly. Mortgage-backed securities are priced at month-end using “round lot” pricing from external sources deemed reliable. The primary external source has historically been primary and secondary broker/dealers that trade and make markets in these securities. When the pricing data is received, the money manager reviews the pricing and any identified errors in pricing, and discrepancies beyond a reasonable tolerance level are then reviewed with the originating pricing source, and if necessary are analyzed using an alternative independent pricing source, to arrive at a reasonable price confirmation.
Note 5 — Acquisition of nura, page F-27
58.	On page F-10, you disclose that you issued Series E convertible preferred stock for $5.00 per share in 2005 and 2006. Please tell us why the shares issued in conjunction with the acquisition of nura, inc. were valued at approximately $4.15 per share and explain why the issuance of preferred stock in 2006 for cash were not a better indicator of the stock’s estimated fair value.
          In valuing the nura acquisition, the Company followed the guidance as provided in FAS 141, paragraph 6 which states that “exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.” Because the tangible assets of nura were minor in comparison to the intangible assets acquired, the Company believed that the fair value of the consideration given, i.e., the Omeros preferred stock issued, was more clearly evident and measurable.
          The Company used its December 31, 2006 enterprise value as a basis to estimate the value of the preferred stock issued in conjunction with the nura acquisition. For purposes of determining the fair value of the Company’s Common Stock as of December 31, 2006, a valuation analysis had been performed that first estimated the Company’s enterprise value. The valuation methodology relied primarily on the market approach. The Company’s enterprise value was then allocated to its different classes of equity using the option pricing method. Based on this valuation, the Company’s Series E preferred stock had a value of $4.14 per share as of December 31, 2006. There were no significant events or value drivers which occurred between the date of the nura acquisition, August 11, 2006, and the date of the valuation analysis, December 31, 2006. Accordingly, the December 31, 2006 valuation was indicative of the value of the preferred stock issued in August 2006.
          The Company believes that the value assigned to its Series E convertible preferred stock issued for the nura acquisition was a more representative value than the issuance price of the Series E preferred stock for the following reasons:
(a)	the Series E financing was open for 2.5 years and all shares during the period were issued at $5.00 per share even though the enterprise value of the Company changed over this time period due to the Company’s continued progress related to the clinical trials of its main product candidates;

(b)	the enterprise valuation used to derive the value of the preferred stock considered all pertinent factors at the Company, including the Series E financing, the Company’s progress to a liquidity event, the stages of the Company’s product candidates as well as success rates in the industry; and

(c)	the terms of the Series E financing were set by the Company: there was no lead institutional investor that negotiated the terms of the Series E financing. Accordingly, the cash paid for the Series E shares by these investors should not be the sole indicator of the enterprise valuation of the Company.
          Also, the Company compared the estimated value of the tangible and intangible assets received in the nura transaction to the consideration paid (i.e., the preferred stock). The Company believes that the use of the $4.14 for the preferred stock issued in the transaction is more reasonable and results in a more representative value of the assets received considering the tangible and intangible assets acquired and the early stage of the product (PDE10) that comprised the acquired research and development technology.
59.	Please disclose the following information here and in your discussion on page 46 regarding the in-process research and development acquired:
a.	Disclose the specific nature and fair value of each significant in-process research and development project acquired.

b.	Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

c.	Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

d.	Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

e.	Disclose the appraisal method used to value projects and the significant appraisal assumptions, such as:
i.	the period in which material net cash inflows from significant projects are expected to commence;

ii.	material anticipated changes from historical pricing, margins and expense levels; and
f.	In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.
          The Company has revised the Registration Statement on pages 48, 49, F-23 and F-26 in accordance with the Staff’s comment.
Note 8 — Convertible Preferred Stock, page F-32
60.	On page F-34, you disclose that the conversion rate is subject to certain adjustments. Please disclose what these adjustments are, and tell us whether such adjustments have any accounting implications.
          The Company has revised the footnote in accordance with the Staff’s comment. The Company supplementally advises the Staff that “certain adjustments” refers to the anti-dilution provisions contained in the Company’s Articles of Incorporation. Each time that the Company issued a new series of convertible preferred stock, such shares were convertible into common stock at a 1:1 ratio. The anti-dilution provisions contained in the Company’s Articles of Incorporation provide that the ratio by which shares of a particular series of convertible preferred stock may convert to the Company’s common stock will be adjusted if the Company issues common stock or securities convertible into its common stock at a price per share less than the issue price of that particular series of preferred stock. Since inception, the Company has not triggered any of the conversion price adjustment provisions. The Company recognizes that the anti-dilution provisions may require accounting if and when the provisions are triggered in the future. Should this event occur, the Company will analyze the transaction for the appropriate accounting treatment.
Exhibits
61.	We note that some of your exhibits are not yet filed. Please note that once you have filed the remaining agreements as exhibits, we will need time to review the documents, and we may have comments on them.
          The Company acknowledges the Staff’s comment.
*     *     *     *     *
Please direct your questions or comments regarding this letter or Amendment No. 1 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Craig E. Sherman
Craig E. Sherman, Esq.

Enclosures

cc (w/encl):	Gregory A. Demopulos, M.D.
Omeros Corporation

Mark J. Handfelt, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jonathan E. Kahn, Esq.
Morrison & Foerster LLP